UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

January 22, 2020

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

__________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: January 22, 2020

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

22 January 2020

Barclays PLC

Barclays Non-executive Director appointment

Barclays PLC has appointed Dr. Brian Gilvary as a Non-executive Director. He will take up his appointment with effect from 1 February 2020.

Dr. Gilvary has served as Chief Financial Officer for BP p.l.c. since 2012. He joined BP in 1986 after obtaining a PhD in Mathematics.   After a variety of commercial and financial roles internationally in BP's upstream, downstream and trading businesses, he became chief executive of BP's integrated supply and trading function in 2005 and in 2010 deputy CFO and head of finance.  He will retire from BP on 30 June 2020.

His experience outside BP includes serving as a non-executive director and audit committee member of Air Liquide S.A., the Royal Navy, and the Francis Crick Institute. Currently, he is Chairman of 'The 100 Group' of the FTSE 100 Finance Directors.

As a member of the Board, Dr. Gilvary will bring to Barclays his extensive experience of management, finance and strategy gained at BP and other public and private Boards. Dr. Gilvary's experience with and understanding of the challenges and opportunities inherent in the energy transition, including the acceleration of key renewable options and developing key capital intensive clean energy technologies, will be invaluable as Barclays considers how it can help to accelerate the transition to a low carbon world.

There is no additional information required to be disclosed in relation to Dr. Brian Gilvary pursuant to paragraph LR9.6.13R of the Listing Rules of the Financial Conduct Authority.

- Ends -

For further information, please contact:

Investor Relations	Media Relations
Adam Strachan	Tom Hoskin
+1 212 526 8442	+44 (0) 20 7116 4755

James Johnson
+44 (0)20 7116 7233

About Barclays
Barclays is a British universal bank.  We are diversified by business, by different types of customer and client, and geography.  Our businesses include consumer banking and payments operations around the world, as well as a top-tier, full service, global corporate and investment bank, all of which are supported by our service company which provides technology, operations and functional services across the Group.